                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                    DAVIDSON DIVERSIFIED REAL ESTATE I, L.P.
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            -----------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*  $189,677                  Amount of Filing Fee: $37.93
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 292.26 units of limited partnership interest of the subject partnership for $649 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:    $37.93           Filing Parties:   AIMCO Properties, L.P.

Form or Registration No.:  Schedule 14D-1   Date Filed:       August 2, 1999


                         (Continued on following pages)


                               Page 1 of 4 Pages

        AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 3 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the
Schedule 14D-1, originally filed August 2, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate I, L.P. (the "Partnership"); and (b) Amendment No. 3 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on August 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and AIMCO, and (ii) Amendment No. 2, filed with the Commission on August 13, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated July 30, 1999 (Previously filed).

                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3)   Letter, dated July 30, 1999, from AIMCO OP to the Limited Partners of the
                           Partnership (Previously filed).

                  (a)(4)   Supplement to Offer to Purchase, dated August 13, 1999 (Previously filed).

                  (a)(5)   Supplement to Offer to Purchase, dated September 9, 1999.

                  (b)      Credit Agreement (Secured Revolving Credit Facility), dated as of August
                           16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston,
                           N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current
                           Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (z)(1)   Agreement of Joint Filing, dated July 30, 1999, among AIMCO, AIMCO-GP,
                           AIMCO OP, AIMCO/IPT, IPLP, and Cooper River (Previously filed).


                                Page 2 of 4 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1999

                                   COOPER RIVER PROPERTIES, L.L.C.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By:  AIMCO/IPT, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                        (General Partner)

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       -----------------------------------------
                                       Executive Vice President



                               Page 3 of 4 Pages

                                  EXHIBIT INDEX





                EXHIBIT NO.                             DESCRIPTION
                -----------                             -----------
                  (a)(1)        Offer to Purchase, dated July 30, 1999 (Previously filed).

                  (a)(2)        Letter of Transmittal and related Instructions.

                  (a)(3)        Letter, dated July 30, 1999, from AIMCO OP to the Limited Partners of the
                                Partnership (Previously filed).

                  (a)(4)        Supplement to Offer to Purchase, dated August 13, 1999 (Previously filed).

                  (a)(5)        Supplement to Offer to Purchase, dated September 9, 1999.

                  (b)           Credit Agreement (Secured Revolving Credit Facility), dated as of August
                                16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston,
                                N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current
                                Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)           Not applicable.

                  (d)           Not applicable.

                  (e)           Not applicable.

                  (f)           Not applicable.

                  (z)(1)        Agreement of Joint Filing, dated July 30, 1999, among AIMCO, AIMCO-GP,
                                AIMCO OP, AIMCO/IPT, IPLP, and Cooper River (Previously filed).


                               Page 4 of 4 Pages